UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

New York Community Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

649445103

(CUSIP Number)

Thomas Marcotullio

c/o Reverence Capital Partners, L.P.

590 Madison Avenue, 29th Floor

New York, NY 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

1

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons RCP Eagle Holdings LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 33,333,438(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 33,333,438(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,333,438(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.95%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Above reflects an adjustment of the issued and outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of New York Community Bancorp, Inc. (the “Company”) due to a reverse stock split using a ratio of 1-for-3 that occurred on July 11, 2024 (the “Reverse Stock Split”).

(2)

Calculated based on 372,551,600 shares of Common Stock as disclosed in the Current Report on Form 8-K (the “Form 8-K”) filed with the Securities and Exchange Commission (the “SEC”) on August 13, 2024 (after giving effect to the Reverse Stock Split and the Exchanges (as defined in the Form 8-K)).

1.	Names of Reporting Persons RCP Eagle Holdings GP LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 33,333,438(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 33,333,438(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,333,438(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.95%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Above reflects an adjustment of the issued and outstanding shares of the Common Stock of the Company due to the Reverse Stock Split.
(2)	Calculated based on 372,551,600 shares of Common Stock as disclosed in the Form 8-K (after giving effect to the Reverse Stock Split and the Exchanges).

1.	Names of Reporting Persons RCP GenPar HoldCo LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 33,333,438(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 33,333,438(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,333,438(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.95%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Above reflects an adjustment of the issued and outstanding shares of the Common Stock of the Company due to the Reverse Stock Split.
(2)	Calculated based on 372,551,600 shares of Common Stock as disclosed in the Form 8-K (after giving effect to the Reverse Stock Split and the Exchanges).

This Amendment No. 1 (this “Statement”) amends and supplements the Schedule 13D, originally filed on June 14, 2024. Except as set forth herein, the Schedule 13D remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to incorporate the information set forth in Item 4 of this Statement.

Item 4. Purpose of Transaction.

The information set forth in Item 4 of the Schedule 13D is amended to incorporate the following at the end thereof:

Pursuant to Section 3.1(f) of the Reverence Investment Agreement and in accordance with the Issuer’s Certificate of Incorporation with respect to the Series B Preferred Stock, RCP Eagle and the Company are obligated to cooperate in good faith with each other and use their respective reasonable best efforts to provide for RCP Eagle, as promptly as practicable, to exchange the shares of Series B Preferred Stock held by RCP Eagle for shares of Common Stock subject to certain conditions and terms being met, including certain requisite stockholder votes (collectively, the “Conditions”). Upon the Conditions being met, the Company requested RCP Eagle to exchange all 11,857 shares of Series B Preferred Stock held by RCP Eagle for 3,952,332 shares of Common Stock. Such exchange was consummated on August 12, 2024.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(c) are hereby amended and restated in their entirety as follows:

(a) – (b) The information contained on the cover pages of the Schedule 13D and the information set forth in Item 4 of the Schedule 13D are incorporated herein by reference.

The Reporting Persons beneficially own 33,333,438 shares of Common Stock, representing 8.95% of the Common Stock outstanding as of the date hereof. All such ownership percentages of the securities reported herein are calculated assuming 372,551,600 Common Stock outstanding as reported by the Issuer in the Form 8-K.

RCP Eagle directly holds the reported securities. RCP Eagle GP is the general partner of RCP Eagle and, as a result, may be deemed to beneficially own the securities directly held by RCP Eagle. Further, 100% of the outstanding equity interests of RCP Eagle GP are held by Reverence Capital Partners Opportunities Fund V (PE Fund III) GP, L.P. (“Fund V GP”). Reverence Capital Partners Opportunities Fund V (PE Fund III) GP, LLC (“Fund V GP LLC”) is the general partner of Fund V GP. Reverence Capital Partners, L.P. is the managing member of Fund V GP LLC, while RCP GenPar LP (“GenPar LP”) holds 100% of the outstanding equity interests in Fund V GP LLC and GenPar HoldCo is the general partner of GenPar LP. Accordingly, each of the foregoing (the “RCP Indirect Entities”) may be deemed to have beneficial ownership of the reported securities directly held by RCP Eagle. Decisions with respect to the voting and disposition of the reported securities are made by the majority vote of an investment committee. Each of Milton Berlinski, Peter Aberg and Alexander Chulack, as members of the investment committee, may be deemed to share voting and dispositive power with respect to the reported securities but disclaim such beneficial ownership.

Neither the filing of the Schedule 13D nor any of its contents shall be deemed to constitute an admission by RCP Eagle, or any of the RCP Indirect Entities or members of the investment committee that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the RCP Indirect Entities and such investment committee members.

(c) Except as otherwise set forth in this Statement, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2024

RCP EAGLE HOLDINGS LP

By:	RCP Eagle Holdings GP LLC
Its:	General Partner

By:	/s/ Milton R. Berlinski
Name:	Milton R. Berlinski
Title:	Managing Member

RCP EAGLE HOLDINGS GP LLC

By:	Reverence Capital Partners Opportunities Fund V (PE Fund III) GP, L.P.
Its:	Member

By:	Reverence Capital Partners Opportunities Fund V (PE Fund III) GP, LLC
Its:	General Partner

By:	/s/ Milton R. Berlinski
Name:	Milton R. Berlinski
Title:	Managing Member

RCP GENPAR HOLDCO LLC

By:	/s/ Milton R. Berlinski
Name:	Milton R. Berlinski
Title:	Authorized Signatory